

16012397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2016

Washington DC

409

SEC FILE NUMBER
8- 22813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anders Raaum 847-850-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut St., Suite 1700	Kansas City	Missouri	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anders Raaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public



"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FED Mutual Financial Services, Inc.

Financial Statements for the

Year Ended December 31, 2015

FED Mutual Financial Services, Inc.

Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Information:

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1..................10

Statement Relating to Certain Determinations Required under Rule 15c3-3 11

Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 Under Provision 15c3-3(k)(1)...12

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
FED Mutual Financial Services, Inc.
Riverwoods, Illinois

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 22, 2016

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 17,882
Investment - Common stock	17,451
FINRA flex funding	2,405
Prepaid expense	1,790
Total Assets	$ 39,528

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable - Related party	$ 3,425
Accrued expense - non related party	149
Deferred tax liability	4,811
Total Liabilities	8,385
Stockholder's Equity	
Common stock, no par value; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	508,196
Accumulated deficit	(478,053)
Total Stockholder's Equity	31,143
Total Liabilities and Stockholder's Equity	$ 39,528

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2015

Income	
Commissions - related party	$ 1,101
Dividend income	270
Interest income	41
Unrealized gain on investment - Common stock	3,063
Total Income	4,475
Expenses	
Commissions	1,101
General and administrative expenses	11,446
Regulatory and filing fees	1,302
Total Expenses	13,849
Loss before Income Tax Benefit	(9,374)
Federal Income Tax Benefit	(3,187)
Net Loss	$ (6,187)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2015	$ 1,000	$483,196	$ (471,866)	$ 12,330
Contributions		25,000	-	25,000
Net loss	-	-	(6,187)	(6,187)
Balance, December 31, 2015	$ 1,000	$508,196	$ (478,053)	$ 31,143

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Cash Flows from Operating Acitvities	
Net loss	$ (6,187)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in	
Accounts receivable - Related party	2,394
FINRA flex funding	(2,405)
Prepaid expense	(1,790)
Unrealized gain on investment - Common stock	(3,063)
Accounts payable - Related party	1,925
Accrued expense	(9,254)
Deferred tax liability	1,041
Net Cash Used in Operating Activities	(17,339)
Net Cash Provided by Financing Activities	
Capital contribution	25,000
Net Increase in Cash	7,661
Cash, Beginning of Year	10,221
Cash, End of Year	$ 17,882

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) (Federal Life). The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue is recorded when earned. Commissions are earned and related expenses are recorded when premiums are received on the underlying policy.

Related Party Transactions

All of the Company's commission income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company recorded $6,000 in 2015 to reimburse Federal Life for these expenses.

If expenses were incurred as a stand alone entity they would differ from the allocated amount.

Note 1 - Organization and Summary of Significant Accounting Policies

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is classified as a trading security and is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2015, the Company had a deferred tax liability of $4,811 related to the unrealized gain on investment - common stock. For the year ended December 31, 2015, the Company's federal income tax benefit was comprised of $4,228 of current income tax benefit and $1,041 of deferred income tax expense. There are no reconciling differences between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax benefit shown on the accompanying statement of operations.

The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statement of operations. No interest or penalties were recognized in 2015.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company believes that its federal income tax filing position and deductions will be sustained and does not anticipate an adjustment that will result in a material change to its financial position. Therefore, no reserves for uncertain federal income tax positions have been recorded. Tax years 2012 through 2014 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were issued, and has not noted any events or transactions requiring recognition or disclosure.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2015, the Company had net capital of $27,615, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.13 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Note 3 – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cased, for disclosure purposed, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2015. As required by ASC 820, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3
Common stock	$ 17,451	$ -	$ -

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1

Year Ended December 31, 2015

Aggregate Indebtedness		
Accounts payable - Related party	$	3,425
Accrued expenses		149
		3,574
Net Capital		
Common stock		1,000
Additional paid-in capital		508,196
Accumulated deficit		(478,053)
		31,143
Add		
Deferred tax liability		880
Less		
Prepaid expense		(1,790)
15% haircut on investment - Common stock		(2,618)
Net Capital	$	27,615
Capital Requirements		
Minimum net capital requirement	$	5,000
Net capital in excess of minimum requirement		22,615
Total Capital	$	27,615
Ratio of Aggregate Indebtedness to Net Capital		.13 to 1
Reconciliation with the Company's computation:		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	31,546
Deferred tax liability adjustment		(3,931)
Net capital per the preceeding	$	27,615

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2015

FED Mutual Financial Services, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Anders Raaum, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Anders Raaum

Anders Raaum
President and Chief Executive Officer
As of December 31, 2015

See independent auditor's report regarding supplemental information.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 Under Provision 15c3-3(k)(1)

Board of Directors and Shareholder
FED Mutual Financial Services, Inc.
Riverwoods, Illinois

We have reviewed management's statements, included in the accompanying *FED Mutual Financial Services, Inc. Exemption Report*, in which (1) FED Mutual Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 22, 2016